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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

AMENDMENT NO. 3

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

Cordia Corporation

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(Name of Issuer)

Common Stock, Par Value $.001 Per Share

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(Title of Class of Securities)

21850P.200

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(CUSIP Number)

Alexander Minella

8815 Conroy-Windermere Road

Orlando, Florida 32835

(800) 875-3660

June 18, 2008

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(Date of Event Which Requires Filing of This Statement)

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The filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g).

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CUSIP NO. 21850P.200

1.  Name of Reporting Person.

Alexander Minella

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2.  Check the appropriate box if a member of a group*

(A)

l_X_I

(B)

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3.  SEC Use Only

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4.  Source of Funds

Not applicable

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5.  Check Box if Disclosure of Legal Proceedings Are Required Pursuant to Items

    2(d) or 2(e)                                                             I

I

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6.  Citizenship or Place of Organization

United States

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Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power

374,690

8.   Shared Voting Power

            2,374,690

9.   Sole Dispositive Power                             374,690

10.  Shared Dispositive Power

            2,374,690

11.  Aggregate Amount Beneficially Owned by Each Reporting Person     2,374,690

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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   I__I

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13.  Percent of Class Represented by Amount in Row (11)

 31.38%

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14.  Type of Reporting Person

IN

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ITEM 1.  Security and Issuer

This statement relates to 2,374,690 of common stock beneficially held by the reporting person.  The principal executive offices of the Issuer are located at 13275 W. Colonial Drive, Winter Garden, Florida 34787.

ITEM 2.  Identity and Background

This statement is being filed by Alexander Minella of 8815 Conroy-Windermere Road, Orlando, Florida 32835.  Mr. Minella is the managing member and 10% owner of Geils Ventures, LLC and also serves as CEO of Cordia International Corp., Issuer’s subsidiary that operates as a holding and management company for its overseas assets.

During the last five years, Mr. Minella has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Mr. Minella is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

 The source and amount of funds or other consideration is not applicable, as this amendment is being filed as a result of an increase in Issuer’s outstanding common stock which effected Mr. Minella’s percentage of ownership in the Issuer’s outstanding common stock.    Shares held beneficially by Mr. Minella in the name of Geils Ventures, LLC were purchased with assets of the limited liability company.  Shares held directly by Mr. Minella were purchased with personal funds.

Item 4.  Purpose of Transaction

Mr. Minella did not engage in any transactions which would require the filing of this amendment.   This filing is being made due to an increase in Issuer’s outstanding common stock and resulting decrease in Mr. Minella’s ownership interest, since April 3, 2008, the date of  Mr. Minella’s previously filed Schedule 13-D.

Previously reported Securities were acquired for investment purposes.  Subject to the limitations set forth in the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Minella may at any time determine to dispose of some or all of the Securities.  Any decision by Mr. Minella to dispose of some or all of the Securities will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock of the Issuer, the terms and conditions relating to their sale, the prospects and profitability of the Issuer, other business and investment alternatives of Mr. Minella and general economic and market conditions.

Except as set forth above, Mr. Minella does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amounts of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or in dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure;  (g) changes in the Issuer’s charter, bylaws or instruments

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corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange of 1934, as amendment; or (j) any action similar to any of those enumerated above.  Mr. Minella may formulate plans or proposals with respect to one or more of the foregoing in the future.

 This amended Schedule 13D is being filed as a result of the issuance of common stock by Issuer resulting in a change in the percentage of common stock owned by Mr. Minella.

Item 5.  Interest in Securities of Issuer

(a)

The aggregate amount beneficially owned by Mr. Minella is 2,374,690 shares of Common Stock, which represents  31.38%  of the total outstanding shares of Issuer. Mr. Minella is the managing member of Geils Ventures, LLC an entity, which is the direct beneficial owner of 2,000,000 shares of Common Stock of Issuer and the indirect beneficial owner of (i) 145,000 shares of Common Stock owned by Zoom2Net Corp., a corporation which Mr. Minella is the sole shareholder and sole officer and (ii) 110,000 shares held on behalf of Lauren Minella in a custodial account.  Mr. Minella is the direct beneficial owner of 34,690 shares (30,000 restricted) of Common Stock and 85,000 shares of Common Stock that may be purchased under four (4) separate option agreements.  The first option agreement for 10,000 shares expires on April 13, 2011 with an exercise price of $1.88 per share; 5,000 shares are currently exercisable.  The second option agreement for 20,000 shares expires on April 23, 2012 with an exercise price of $0.63 per share; none of these shares are currently exercisable.  The third option agreement for 5,000 shares, which are all currently exercisable expires on April 30, 2012 with an exercise price of $0.50 per share. The fourth option agreement for 50,000 shares expires on April 1, 2013 with an exercise price of $0.52 per share.  None of these shares are currently exercisable.

(b)

Mr. Minella holds shared voting and dispositive power with respect to the Securities directly and indirectly owned by Geils Ventures, LLC by virtue of his status as managing member.  Mr. Minella is considered to have sole voting and dispositive power of the shares, which he is a direct beneficial owner.

(c)

Not Applicable

(d)

Not Applicable

(e)

Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7.  Material to Be Filed as Exhibits

Not Applicable

                            SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:   /s/ Alexander Minella

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Date:  June 18, 2008

Alexander Minella